UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 18, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

PharmAthene, Inc.
File No. 001-32587 - CF#29443

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PharmAthene, Inc. submitted an application under Rule 24b-2 requesting an extension of previous grants of confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on March 31, 2009, Form 10-Q filed on May 15, 2009, Form 10-Q filed on November 13, 2009 and Form 10-Q filed on May 13, 2010.

Based on representations by PharmAthene, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
Exhibit 10.44	10-K	March 31, 2009	through February 28, 2014
Exhibit 10.45	10-K	March 31, 2009	through February 28, 2014
Exhibit 10.36.1	10-Q	May 15, 2009	through March 8, 2016
Exhibit 10.37.1	10-Q	May 15, 2009	through March 8, 2016
Exhibit 10.52	10-Q	November 13, 2009	through March 8, 2016
Exhibit 10.32	10-Q	May 13, 2010	through February 28, 2014

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Jennifer Riegel
Special Counsel